

October 1, 2014

Via E-mail
Mr. James Offerdahl
Chief Financial Officer
Bazaarvoice, Inc.
3900 North Capital of Texas Highway
Suite 300
Austin, Texas 78746-3211

> Re: **Bazaarvoice, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2014**
>   **Filed June 26, 2014**
>   **File No. 001-35433**

Dear Mr. Offerdahl:

We have reviewed your letter dated September 25, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 12, 2014.

Form 10-K for the Fiscal Year Ended April 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 48

1.   We note your response to prior comment 1 and it is unclear to us why you believe that disclosure of backlog would not be material to an understanding of your business. Although we understand that backlog may change over time as the contract terms change, it would still appear that backlog provides useful information about future revenue. We also note that disclosure of backlog is required regardless of whether the measure is used by management. Please confirm that you will disclose backlog from non-cancellable

        subscription fees in future filings in accordance with Item 101(c)(1)(viii) of Regulation S-K.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                      Sincerely,

                                      /s/ Patrick Gilmore

                                      Patrick Gilmore
                                      Accounting Branch Chief